About Berrett-Koehler Publishers
Video Transcript

[00:00:00] **Steve Piersanti, Founder, President and Publisher, Berrett-Koehler Publishers:** The core concept that Berrett-Koehler is founded on is that a publishing company ought to be run in the interest of, for the benefit of all of its stakeholder groups in the communities that it's part of. We're trying to create a better world, connect people and ideas to create a world that works for all and that's been the core concept of Berrett-Koehler from the very beginning and still is today.

Maria Jesus Aguilo, Director of Subsidiary Rights, Berrett-Koehler Publishers: [00:00:21] When I first started in 1996, we were thought of being very . . . Oh, they're very weird doing things in a way that nobody else was doing, and it has been really validating to see that our way of doing things has made us very successful.

Annie-Rose London, Berrett-Koehler Board Member; Executive Coordinator of Berrett-Koehler Foundation (Nonprofit organization for developing young leaders): [00:00:36] So BK is more than just a publishing company. We're really grounded in thinking about how leadership plays a role in addressing today's hugest issues. So we engage the author base to support them in getting their work, their visionary ideas into practice in the community and to help the community have access to these incredible ideas.

Jennifer Kahnweiler, Bestselling Author of *The Introverted Leader, Quiet Influence,* and *The Genius of Opposites*: [00:00:54] To me, the spirit of BK is one of incredible partnership, support [00:01:00] and collaboration. I know of no other place where an author feels so much a part of a community and feels like they're really able to make a difference beyond writing their book.

Anita Simha, Digital Editorial Intern, Berrett-Koehler Publishers: [00:01:10] I think it's important to work for a company that has a mission because I think the idea of a single bottom line is outdated. Companies can pursue a triple bottom line: people, profit, and the planet.

Matt McGraw, Berrett-Koehler Partner and Board Member; Founder and CEO, Rocket Science Consulting (IT outsourcer): [00:01:22] I started working with Berrett-Koehler and it completely changed my conception of what a business not just could be, but needed to be, to be effective in the world and mean something more than just profits. So it's fundamentally altered my business' model, and now that we're 300 people, I like to think that it's affecting those 300 people and how they think and kind of paying it forward.

Bill Upton, Berrett-Koehler Partner and Board Member; Vice President of Operations, Edwards Brothers Malloy: [00:01:41] Berrett-Koehler is very inclusive, truly desiring to be a partner with the companies and individuals that they work with. With Berrett-Koehler, it's win-win clearly from beginning to end.

Beverly Kaye, Bestselling Author of *Love 'Em or Lose 'Em, Help Them Grow or Watch Them Go,* **and** *Hello Stay Interviews, Goodbye Talent Loss:* [00:01:51] I think we have to try to make the world a better place, and if anybody looked at the repertoire of authors here--I [00:02:00] think we touch on everything. I would never publish with anyone else.

Steve Piersanti, Founder, President and Publisher, Berrett-Koehler Publishers: [00:02:04] The success for Berrett-Koehler in our mission is through our books, through our publications, through our connections, we are changing the underlying concepts, structures, philosophies, agreements, institutions that are upholding the dysfunctional aspects of the world today.

Beverly Kaye, Bestselling Author of *Love 'Em or Lose 'Em, Help Them Grow or Watch Them Go,* **and** *Hello Stay Interviews, Goodbye Talent Loss:* [00:02:21] The magic is in the chain of people saying, read this. I got some great ideas from it.